Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. Reaches Multiple Milestones in Advanced Ovarian Cancer Clinical Trial

  Enrollment Completed for Phase 1b Cohorts

  First Dosing Occurred in Phase 2 Portion of the Program

Halifax, Nova Scotia; August 9, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that it has reached two important milestones in its ongoing clinical trial collaboration with Incyte Corporation. Investigators have completed enrollment for both Phase 1b dosing cohorts and have treated the first patient in the Phase 2 component of the combination trial, which is evaluating the safety and efficacy of IMV’s lead candidate, DPX-Survivac, and low dose cyclophosphamide with and without epacadostat in patients with advanced ovarian cancer.

“Completion of the Phase 1b enrollment and initiation of the Phase 2 component of our clinical program are key milestones in our goal to accelerate the clinical evaluation and path to market of our novel immuno-therapy,” said Frederic Ors, IMV’s Chief Executive Officer. “We are very pleased to be able to continue to make substantial progress for advanced ovarian cancer patients who have such a high unmet medical need.” Investigators have completed enrollment in the Phase 1b cohorts of the study, with a total of 50 patients across the two dosing groups. The Phase 1b study is evaluating the safety and efficacy of combining DPX-Survivac, 100 mg or 300 mg of epacadostat, and low dose cyclophosphamide in individuals with advanced, platinum-sensitive and resistant ovarian cancer.

Investigators plan to enroll up to 32 evaluable patients in the Phase 2 cohort, which will evaluate DPX-Survivac and low dose cyclophosphamide with, or without, epacadostat in patients with advanced recurrent ovarian cancer. In accordance with regulatory guidelines for combination trials, the goal of this component of the program is to evaluate the clinical contribution of each investigational drug in the combination regimen.

Investigators recently announced positive preliminary data from the Phase 1b dosing arms in an oral presentation at the 2018 meeting of the American Society of Clinical Oncology (ASCO). IMV expects to release topline data from the Phase 1b arms of the study by the end of 2018.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable T cell activation. IMV believes this MOA is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptide antigens formulated in IMV’s proprietary DPX drug development platform. DPX-Survivac is believed to work by eliciting a cytotoxic T cell immune response against cells presenting survivin peptides.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. IMV has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food & Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the FDA and the European Medicines Agency (EMA) in the ovarian cancer indication. It is currently being evaluated in multiple Phase 1b/2 clinical trials.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for IMV:
MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com